UNITED STATES SEC FILE NUMBER
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b -25
                           NOTIFICATION OF LATE FILING
                                   Check One:
        [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                      For Period Ended: September 26, 2003
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

           For the Transition Period Ended: __________________________

           If the notification relates to a portion of the filing check above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

                        Brown Jordan International, Inc.

                             Full Name of Registrant

                            Former Name if Applicable
                            1801 North Andrews Avenue

            Address of Principal Executive Office (Street and Number)
                          Pompano Beach, Florida 33069

                            City, State and Zip Code

                      PART II -- RULES 12b - 25(b) and (c)

If   the  subject  report could  not  be filed  without  unreasonable  effort or expense and the registrant seeks relief pursuant to Rule 12b - 25(b), the following should be completed. (Check box if appropriate.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, Form 11-K, Form N-SAR or a portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or a portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

| | (c) The accountant's statement or other exhibit required by Rule 12b - 25(c) has been attached if applicable.


                              PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, transition report or a portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Brown Jordan International, Inc. ("BJI"), due to the timing of the execution of a limited waiver between BJI and the requisite number of lenders in the senior bank group, was unable to complete the appropriate disclosure in Form 10-Q prior to the required filing date of November 10, 2003, without unreasonable effort and expense.


                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                    Vincent A. Tortorici, Jr. (954) 960-1100
                        -------------------------------
(Name) (Area Code and Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes |_| No

BJI will report a net loss of $1.0 million for the three months ended September 26, 2003 compared to a net loss of $2.5 million for the same period of the prior year. For the nine months ended September 26, 2003, BJI will report a net loss of $0.8 million compared to a net loss of $199.1 million for the same period of 2002. The loss for the nine months ended September 27, 2002 includes a transition adjustment of $201.2 million, net of tax, resulting from the Company's adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


                        Brown Jordan International, Inc.
                        -------------------------------

                (Name of Registrant as specified in its charter)

has  caused this  notification to  be signed   on its behalf  by the undersigned
thereunto duly authorized.



Date: November 10, 2003                 By:/s/Vincent A. Tortorici, Jr.
                                          ---------------------------
                                             Vincent A. Tortorici, Jr.,
                                             Chief Financial Officer